Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1)	Copy of the Investment Company Bond (“Bond”) received on February 24, 2016 as required by Rule 17g-1 (g) (1) (ii) (a);*
2)	Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on May 5, 2016 as required by Rule 17g-1 (g) (1) (ii) (a).**
3)	Copy of the resolutions of a majority of the Federated Funds’ Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*
4)	Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);*
5)	As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid is October 1, 2015 to October 1, 2016; and
6)	Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).

*Incorporated by reference to the Fidelity Bond filing submitted on February 29, 2016.

**Incorporated by reference to the Fidelity Bond filing submitted on May 11, 2016.

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the “Parties”) do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as “the Bond”);

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.       In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.       Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.       This Agreement may be amended or modified by a written agreement executed by the Parties.

4.       This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.       This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.

Cash Trust Series II

Edward Jones Money Market Fund

Federated Adjustable Rate Securities Fund

Federated Core Trust

Federated Core Trust II, L.P.

Federated Core Trust III

Federated Enhanced Treasury Income Fund

Federated Equity Funds

Federated Equity Income Fund, Inc.

Federated Fixed Income Securities, Inc.

Federated GNMA Trust

Federated Government Income Securities, Inc.

Federated High Income Bond Fund, Inc.

Federated High Yield Trust

Federated Income Securities Trust

Federated Income Trust

Federated Index Trust

Federated Institutional Trust

Federated Insurance Series

Federated Intermediate Government Fund, Inc.

Federated International Series, Inc.

Federated Investment Series Funds, Inc.

Federated Managed Allocation Portfolios

Federated Managed Pool Series

Federated MDT Series

Federated Municipal Securities Fund, Inc.

Federated Municipal Securities Income Trust

Federated Premier Intermediate Municipal Income Fund

Federated Premier Municipal Income Fund

Federated Short-Intermediate Duration Municipal Trust

Federated Stock and Bond Fund

Federated MDT Stock Trust

Federated Total Return Series, Inc.

Federated Total Return Government Bond Fund

Federated U.S. Government Bond Fund

Federated U.S. Government Securities Fund: 1-3 Years

Federated U.S. Government Securities Fund: 2-5 Years

Federated World Investment Series, Inc.

Intermediate Municipal Trust

Money Market Obligations Trust

/s/ John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #1

Dated January 31, 2011

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund 1/31/2011

/s/ John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #2

Dated February 10, 2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated Managed Allocation Portfolios 11/18/2011

/s/ John W. McGonigle______

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #3

Dated August 24, 2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated U.S. Government Bond Fund 8/24/2012

/s/John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #4

Dated 12/12/2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund 12/12/2012

/s/John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #5

Dated 6/13/2014

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated Intermediate Government Fund, Inc. 6/13/2014

/s/John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #6

Dated 9/19/2014

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated Treasury Cash Series II 9/19/2014

/s/John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #7

Dated 11/3/2014

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

CHANGE Federated Income Trust to Federated Government Income Trust 11/3/2014

/s/John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #8

Dated 1/23/2015

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated GNMA Trust 1/23/2015

/s/John W. McGonigle

 John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #9

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name                                                                                                                               Effective Date

DELETE Federated Enhanced Treasury Income Fund 2/24/2016

/s/John W. McGonigle

John W. McGonigle, Secretary

__________________4/27/16_________________________

Execution Date

Federated Joint Insured’s Agreement

Amendment #10

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name                                                                                                                               Effective Date

ADD Federated Project and Trade Finance Tender Fund 12/9/16

/s/John W. McGonigle

John W. McGonigle, Secretary

________1/15/17_____________________________________

Execution Date

Federated Joint Insured’s Agreement

Amendment #11

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name                                                                                                                               Effective Date

CHANGE Federated MDT Stock Trust to Federated MDT Large Cap Value Fund 1/17/17

/s/John W. McGonigle

John W. McGonigle, Secretary

____________1/15/17_________________________________

Execution Date

Federated Joint Insured’s Agreement

Amendment #12

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name                                                                                                                               Effective Date

DELETE Edward Jones Money Market Fund 1/27/17

/s/John W. McGonigle
John W. McGonigle, Secretary

___ _____________3/22/17 ___________________________

Execution Date